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                                                                    Exhibit 99.1


Contacts:
Lawrence H.N. Kinet               Rodney S. Kenley
Chairman and CEO                  Executive V.P. and CTO
Aksys, Ltd.                       Aksys, Ltd.
(847) 229-2222                    (847) 229-2299

For Immediate Release
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           AKSYS, LTD. IS ISSUED SIX NEW PATENTS ON PHD/TM/ PERSONAL
                              HEMODIALYSIS SYSTEM

                  - Eight Other Patent Applications Allowed -

Lincolnshire, IL, September 26, 1997 - Aksys, Ltd. (Nasdaq/NNM:AKSY) today announced that, in addition to the five U.S. patents it now either owns or has exclusive rights to, the U.S. Patent and Trademark Office has recently awarded the Company six additional patents, and notified the Company that eight other patent applications have been allowed. The Company expects three of the eight allowed applications to be issued in October 1997 with the remaining applications to be issued in two to five months. Also, two foreign patents have been awarded to the Company.

The PHD/TM/ System is being developed to allow patients to perform hemodialysis outside of traditional dialysis clinics on a more frequent basis. The technologies covered by these recently issued patents enhance safety and convenience when the system is utilized in remote settings such as hospitals, homes and nursing homes.

"These patents cover several technologies that are essential for developing a self contained hemodialysis system for use in remote locations," stated Rod Kenley, the Company's founder and lead inventor on a majority of Aksys' patents. "Our intellectual property position is becoming increasingly more valuable as the economic and clinical advantages of frequent, alternate site hemodialysis gains acceptance in the medical community."

Aksys, Ltd. is developing hemodialysis products and services for patients suffering from inadequate kidney function. These products and services include the Company's lead product in development, the PHD/TM/ System, which is designed to improve clinical outcomes of patients and reduce mortality, morbidity, and the associated high cost of patient care. Further information is available at Aksys' website: http://www.aksys.com.

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